Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Ball Corporation

Commission File No.: 001-07349

Subject Company: Ball Corporation

Commission File No.: 001-07349

Watch your Home Mailbox for Shareholder Voting Materials Related to Offer for Rexam If you own Ball stock, watch for your hard copy of a special shareholder meeting proxy statement, and a form of proxy card, which will contain voting instructions, delivered to your home mailing address later this week. These voting materials request the approval of the Share Issuance Proposal required as part of the Proposed Offer for Rexam. 7/1/2015 Check your Home Mailbox for Shareholder Voting Materials Related to the Proposed Offer for Rexam All holders of Ball stock will soon receive a paper copy of a special shareholder meeting Proxy statement and a form of proxy card, which will contain voting instructions, in their home mailboxes. These proxy materials request the approval of the Share Issuance Proposal required as part of the Proposed Offer for Rexam PLC. In simple terms, Ball shareholders are being asked to approve the issuance of new shares of Ball common stock to Rexam’s shareholders upon closing as a portion of the purchase price to be paid to them. Ball has already arranged for certain committed funds to cover the cash portion of the purchase price. Due to certain securities law requirements associated with this special meeting, we were unable to follow our normal electronic, ‘environmentally friendly’ approach to this shareholder vote since paper copies are required to be sent to each shareholder. You can, however, still submit your vote for the special meeting electronically via the Internet or telephone or may also mail the completed paper proxy card. The special meeting will be held at our corporate headquarters in Broomfield, Colorado, July 28, 2015, at 8 a.m., local time. No other business matters or presentations are planned for the meeting. Additional Information and Where to Find It This communication may be deemed to be solicitation material in respect of the proposed acquisition of Rexam by Ball, including the issuance of shares of Ball common stock in respect of the proposed acquisition. On June 23, 2015, in connection with the foregoing proposed issuance of Ball common stock, Ball filed its definitive Proxy statement with the Securities and Exchange Commission (the SEC”) and on June 25, 2015, Ball began mailing the definitive Proxy statement and a proxy card to each shareholders entitled to vote at the special meeting relating to the proposed acquisition. To the extent Ball effects the acquisition of Rexam as a Scheme under English law, the issuance of Ball common stock in the acquisition would not be expected to require registration under the Securities Act of 1933, as amended (the Act”), pursuant to an exemption provided by Section 3(a)(10) under the Act. In the event that Ball determines to conduct the acquisition pursuant to an offer or otherwise in a manner that is not exempt from the registration requirements of the Act, it will file a registration statement with the SEC containing a prospectus with respect to the Ball common stock that would be issued in the acquisition. INVESTORS AND SECURITY HOLDERS OF BALL ARE URGED TO READ THESE MATERIALS INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE ACQUISITION THAT BALL HAS FILED OR WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BALL, THE PROPOSED ISSUANCE OF BALL COMMON STOCK, AND THE PROPOSED ACQUISITION. The definitive Proxy statement and other relevant materials in connection with the proposed issuance of Ball common stock and the acquisition (when they become available), and any other documents filed by Ball with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC at Ball’s website, WWW.ball.com, or by contacting our Investor Relations department in writing at 10 Longs Peak Drive, P.O. Box 5000, Broomfield, CO 80021. Ball and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Ball’s shareholders with respect to the proposed acquisition, including the proposed issuance of Ball common stock in respect of the proposed acquisition. Information about Ball’s directors and executive officers and their ownership of Ball’s common stock is set forth in Ball’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which was filed with the SEC on February 20, 2015 and Ball’s Proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on March 16, 2015. Information regarding the identity of the potential participants, and their direct or indirect interests in the solicitation, by security holdings or otherwise, is set forth in the definitive Proxy statement filed with the SEC in connection with the proposed acquisition and issuance of Ball common stock in the proposed acquisition.